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D irect D ia l Nu m ber	E - mai l Add ress
+ 1- 202 - 636- 5806	rya n. brizek @s tbla w. com

VIA EDGAR

May 19, 2020

Re: AQR Funds

Securities Act File No. 333-153445

Investment Company Act File No. 811-22235

Post-Effective Amendment No. 129

Ms. Samantha Brutlag

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Brutlag:

On behalf of the AQR Diversifying Strategies Fund (the "Fund"), a series of AQR Funds (the "Trust"), we transmit for filing the Fund's responses to the telephonic comments provided by you on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the undersigned and Debbie Sutter on Monday April 27, 2020, regarding Post-Effective Amendment No. 129 to the Trust's Registration Statement on Form N-1A (the "Registration Statement") filed with the Commission on March 13, 2020. The Staff's comments are described below and have been summarized to the best of our understanding. We have discussed the Staff's comments with representatives of the Fund. The Fund's responses to the Staff's comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

All Prospectuses
Comment 1	Fee Table. Please provide the Staff with completed fee tables and expense examples for the Fund at least one week prior to the effective date of the amendment (the "Amendment") to the Trust's Registration Statement to be filed for the Fund pursuant to Rule 485(b) under the Securities Act of 1933, as amended.
Response	The requested information is provided in Appendix A.
Comment 2	Fee Table. Please confirm that the expense limitation agreement will be in place for at least one year following the effective date of the Amendment.
N E W Y O R K B E I J I N G	H O N G K O N G H O U S T O N	L O N D O N	L O S A N G E L E S P A L O A L T O S ÷ O P A U L O T O K Y O

Securities and Exchange Commission	May 19, 2020
Response	The Trust confirms that the expense limitation agreement will be in place with respect to the Fund until April 30, 2022, which is more than one year following the effective date of the Amendment.
Comment 3	Principal Investment Strategies. The disclosure that the Fund will provide investors with "diversification from a traditional portfolio of stocks and bonds"
appears to be inconsistent with the disclosure that the Affiliated Funds in which the Fund invests will invest in stocks and bonds. Please clarify this disclosure.
Response	The Fund has revised its disclosure to make clear that the Affiliated Funds take long and short positions in a wide range of securities, derivatives and other instruments across several asset classes.
Comment 4	Principal Investment Strategies. Please disclose in the Fund's principal investment strategies the quality and maturity of the debt securities in which the
Affiliated Funds may invest. If the Fund may invest in below investment grade debt securities, please include specific disclosure to this effect.
Response	The requested change has been made. The Fund may have exposure through its investments in the underlying Affiliated Funds to debt securities of any quality and maturity, including below investment grade debt securities.
Comment 5	Principal Investment Strategies. Please clarify whether the Adviser seeks to manage the Fund's volatility and, if so, please include appropriate risk disclosure with respect to managing the Fund's volatility.
Response	The Adviser will not target any particular level of volatility for the Fund. Certain
Affiliated Funds in which the Fund will invest target a range of annualized volatility levels. In light of the Staff's comment, the Fund has revised its principal investment strategy disclosure to specifically state that the Fund does not target any particular level of volatility. The Volatility Risk factor in the
Fund's prospectus has been updated to add the following disclosure:
There can be no assurance that the Fund's annualized level of volatility through its investments in the Affiliated Funds will be within the expected range; the actual realized volatility level of the Fund may differ from the expected range over certain periods of time.
Comment 6	Principal Investment Strategies. In the section titled "Additional Information,"
consider replacing "expects" with "seeks" in the first sentence of this disclosure.
Response	As noted above, the Fund does not seek to target a particular level of volatility.
The Fund has revised this sentence to state:
"While the Fund does not target any particular level of volatility, the
Adviser, on average, expects that, through its investments in the
2

Securities and Exchange Commission	May 19, 2020
Affiliated Funds, the Fund will realize an annualized volatility level of between 4% and 8% over time; however, the actual realized volatility level of the Fund may differ from this expected range over certain periods of time."
Comment 7	Principal Risks of Investing in the Fund. We note that the risk factors are in alphabetical order. Please reorder the principal risks of investing in the Fund in order of significance. See ADI 2019-08.
Response	The Fund respectfully declines to make the requested change at this time. The
Fund believes its risk factors can be located more easily when listed in alphabetical order and categorized as the principal risks of the Fund and the principal risks of the underlying Affiliated Funds. Moreover, as adopted by the
Commission, Form N-1A does not require a particular method of listing a fund's principal risks. ADI 2019-08 states that it is not a rule, regulation or statement of the Commission and that the Commission has neither approved nor disapproved its content. Nevertheless, in light of ADI 2019-08, the Fund will consider whether to reorder its principal risk factors in connection with its next annual update process. The Fund has added the following disclosure to its Principal
Risks section: "The order of the below risk factors does not indicate the significance of any particular risk factor."
Comment 8	Principal Investment Strategies. Please revise the description of the Fund's principal investment strategies to include any strategies for which a principal risk factor is disclosed (e.g., TIPS and inflation-linked bonds).
Response	The requested change has been made.
Comment 9	Principal Risks of Investing in the Fund. Please add disclosure regarding the impact of coronavirus on the Fund or explain why such disclosure is not necessary.
Response	Risk disclosure regarding the impact of the coronavirus and other pandemics is included under "Market Disruption Risk" in the Fund's statutory prospectus and statement of additional information.
Comment 10	Portfolio Managers. Please revise the information regarding the Fund's portfolio managers to include a specific year of inception instead of "since inception."
Response	The requested change has been made.
Comment 11	Performance Information. Please remove the disclosure on page 38 of the prospectus for the Fund's Class I Shares and Class N Shares regarding the
Fund's performance information, as it already appears on page 7 of the prospectus.
3

Securities and Exchange Commission	May 19, 2020
Response	This disclosure has been revised to include the appropriate "Financial
Highlights" header.
Class R6 Shares Prospectus
Comment 12	In the prospectus for the Fund's Class R6 Shares, please explain why the fee table includes a line item for Rule 12b-1 fees as the prospectus subsequently provides that Class R6 Shares do not pay such fees.
Response	This line item will be disclosed as "None" in the current fee table. See Appendix
A.
Statement of Additional Information
Comment 13	Please confirm supplementary that the Fund will consider the concentration of the underlying Affiliated Funds when determining whether the Fund is in compliance with its own fundamental concentration policy.
Response	The Fund acknowledges the comment and will consider the concentration of the underlying Affiliated Funds when determining whether the Fund is in compliance with its own fundamental concentration policy.
* * *

Please do not hesitate to contact me at (202) 636-5806 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:H.J. Willcox, Esq. Nicole DonVito, Esq. John Hadermayer, Esq. David Blass, Esq.

APPENDIX A

AQR Diversifying Strategies Fund

Fund Summary — May 27, 2020

Investment Objective

The AQR Diversifying Strategies Fund (the "Fund") seeks capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class I	Class N
Management Fee	0.00%	0.00%
Distribution (12b-1) Fee	None	0.25%
Other Expenses1	0.28%	0.28%
Acquired Fund Fees and Expenses1,2	1.42%	1.42%
Total Annual Fund Operating Expenses	1.70%	1.95%
Less: Fee Waivers and/or Expense Reimbursements3	0.08%	0.08%
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense
Reimbursements	1.62%	1.87%

1 Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations.

2Acquired Fund Fees and Expenses reflect the expenses incurred indirectly by the Fund as a result of the Fund's investments in underlying mutual funds, money market mutual funds, exchange-traded funds or other pooled investment vehicles

3The Adviser has contractually agreed to reimburse operating expenses of the Fund in an amount sufficient to limit Other Expenses in the table above at no more than 0.20% for Class I Shares and Class N Shares. "Other Expenses" include all Fund operating expenses other than management fees and 12b-1 fees and exclude interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales, expenses related to class action claims and extraordinary expenses. This agreement (the "Expense Limitation Agreement") will continue at least through April 30, 2022. The Expense Limitation Agreement may be terminated with the consent of the Board of Trustees, including a majority of the Non-Interested Trustees of the Trust. The Adviser is entitled to recapture any expenses reimbursed during the thirty-six month period following the end of the month during which the Adviser reimbursed expenses, provided that the amount recaptured may not cause Other Expenses attributable to a share class of the Fund during a year in which a repayment is made to exceed either of (i) the applicable limits in effect at the time of the reimbursement and (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same and takes into account the effect of the Expense Limitation Agreement through April 30, 2022, as discussed in Footnote No. 3 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class I Shares	$165	$520
Class N Shares	$190	$597

AQR Diversifying Strategies Fund

Fund Summary — May 27, 2020

Investment Objective

The AQR Diversifying Strategies Fund (the "Fund") seeks capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class R6
Management Fee	0.00%
Distribution (12b-1) Fee	None
Other Expenses1	0.18%
Acquired Fund Fees and Expenses1,2	1.42%
Total Annual Fund Operating Expenses	1.60%
Less: Fee Waivers and/or Expense Reimbursements3	0.08%
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements	1.52%

1  Other Expenses and Acquired Fund Fees and Expenses are estimated for the current fiscal year because the Fund has not commenced operations.

2Acquired Fund Fees and Expenses reflect the expenses incurred indirectly by the Fund as a result of the Fund's investments in underlying mutual funds, money market mutual funds, exchange-traded funds or other pooled investment vehicles

3       The Adviser has contractually agreed to reimburse operating expenses of the Fund in an amount sufficient to limit Other Expenses in the table above at no more than 0.10% for Class R6 Shares. "Other Expenses" include all Fund operating expenses other than management fees and 12b-1 fees and exclude interest, taxes, dividends on short sales, borrowing costs, acquired fund fees and expenses, interest expense relating to short sales, expenses related to class action claims and extraordinary expenses. This agreement (the "Expense Limitation Agreement") will continue at least through April 30, 2022. The Expense Limitation Agreement may be terminated with the consent of the Board of Trustees, including a majority of the Non-Interested Trustees of the Trust. The Adviser is entitled to recapture any expenses reimbursed during the thirty-six month period following the end of the month during which the Adviser reimbursed expenses, provided that the amount recaptured may not cause Other Expenses attributable to a share class of the Fund during a year in which a repayment is made to exceed either of (i) the applicable limits in effect at the time of the reimbursement and (ii) the applicable limits in effect at the time of recapture.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same and takes into account the effect of the Expense Limitation Agreement through April 30, 2022, as discussed in Footnote No. 3 to the Fee Table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class R6 Shares	$155	$489